UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011
Commission File Number: No. 001-35016

SGOCO GROUP, LTD.
Formally known as SGOCO Technology, Ltd.

Guanke Technology Park Luoshan, Jinjiang City Fujian, China 362200
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Changes in Registrant’s Certifying Accountants

On June 29, 2011, SGOCO Group, Ltd. (the “Company”) dismissed Frazer Frost, LLP, or Frazer Frost, as the Company’s principal independent accountant.   On such date, the decision to dismiss Frazer Frost as the Company’s principal independent accountant was approved by the audit committee of the Company’s board of directors.

Frazer Frost’s reports on the Company’s financial statements as of and for the years ended December 31, 2010 and 2009  did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.  During the years ended December 31, 2010 and 2009, and the subsequent interim period through the date of dismissal, there were no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Frazer Frost on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Frazer Frost, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of the Company. Furthermore, no “reportable events,” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by Frazer Frost’s reports on the consolidated financial statements of the Company, or subsequently up to the date of Frazer Frost’s dismissal.

The Company provided Frazer Frost with a copy of the foregoing disclosure and requested that Frazer Frost furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Frazer Frost agrees with the statements made above, and if not, stating the respects in which it does not agree. The Company received the requested letter from Frazer Frost, a copy of which has been filed as Exhibit 99.1 to this report on Form 6-K.

Concurrent with the decision to dismiss Frazer Frost as the Company’s independent auditor, the audit committee of the Company’s board of directors approved the appointment of Grant Thornton, China member firm of Grant Thornton International (“Grant Thornton”) as the Company’s independent auditor.

During the years ended December 31, 2010 and 2009  and the subsequent interim period prior to Grant Thornton’s appointment, neither the Company nor anyone on its behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as described above.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Group, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer

Date: July 1, 2011

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Letter of Frazer Frost, LLP to the U.S. Securities and Exchange Commission, dated July 1, 2011
99.2	Press release dated July 1, 2011